UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

2014 CALENDAR OF CORPORATE EVENTS

Company Name	Banco Santander (Brasil) S.A.
Central Office Address	Avenida Presidente Juscelino Kubitschek nº 2041 and 2235 – Bloco A, Vila Olímpia – CEP 04543-011 – São Paulo/SP
Internet Site	http://www.santander.com.br
Investors Relations Officer	Name: Carlos Alberto López Galán
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Responsible for Investor Relations Area	Name: Luiz Felipe Taunay Ferreira
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado de São Paulo e Valor Econômico (São Paulo-SP)
The Company is subject to the arbitration of the Market Arbitration Chamber pursuant to the arbitration clause in the Company’s Bylaws

Annual Financial Statements and Consolidated Financial Statements, as of 12/31/2013 (BRGAAP – Portuguese and English version)

EVENT	DATE
Accessible to Stockholders and Submission to BM&F Bovespa, CVM and SEC	01/30/2014
Banco Santander Individual Publication - BRGAAP	01/31/2014

Annual and Consolidated Financial Statements, as of 12/31/2013 (IFRS)

EVENT	DATE
Accessible to Stockholders and Submission to BM&F Bovespa, CVM and SEC.	03/31/2014

Standardized Financial Statements (DFP), as of 12/31/2013 - BRGAAP Banco Santander - Individual

EVENT	DATE
Submission to BM&F Bovespa and CVM	01/30/2014

Standardized Financial Statements (DFP), as of 12/31/2013 – IFRS Banco Santander – Consolidated

EVENT	DATE
Submission to BM&F Bovespa and CVM	03/31/2014

Cash proceeds in the allocation of the result for fiscal year of 2013* (The distributions already made will be ratified at the Annual Shareholders’ Meeting)

Proceed	Event Base-Date	Amount (R$ Million)	Value in R$/1,000 Shares (Gross)			Pay Day
			ON	PN	UNIT
Interest on Equity	03/27/2013	R$300,000,000.00	R$0.720049979	R$0.792054977	R$79.205497685	08/29/2013
Intermediary dividends	06/25/2013	R$650,000,000.00	R$1.560306559	R$1.716337215	R$171.633721501	08/29/2013
Intermediary dividends	09/26/2013	R$450,000,000.00	R$1.082149672	R$1.190364639	R$119.036463894	02/26/2014
Intermediary dividends	12/30/2013	R$285,196,062.83	R$0.686198574	R$0.754818432	R$75.481843187	02/26/2014
Interim dividends	12/30/2013	R$714,803,937.17	R$1.719860498	R$1.891846548	R$189.184654791	02/26/2014

* The distributions will be ratified at the Annual Shareholders’ Meeting to be held in 2014.

Cash proceeds in the allocation of the result for fiscal year of 2014
Proceed	Event Base-Date	Amount (R$ Million)	Value in R$/1,000 Shares			Pay Day From
			ON	PN	UNIT
Intermediary dividends	3/26/2014; and 3/28/2014 (Erratum)	R$99,807,335.16	R$0.240571396	R$0.264628536	R$ 26.462853607	08/28/2014
Interim dividends	3/26/2014; and 3/28/2014 (Erratum)	R$120,192,664.84	R$0.289707336	R$0.318678070	R$31.867806997	08/28/2014
Interim dividends	6/25/2014 6/26/2014 (Erratum)	R$400,000,000.00	R$50.50049908	R$55.55054899	R$ 106.05104807	08/28/2014

* The distributions will be ratified at the Annual Shareholders’ Meeting to be held in 2015.

Reference Form as of 12/31/2013

EVENT	DATE
Submission to BM&F Bovespa and CVM	05/30/2014

Annual Information – 20F, as of 12/31/2013

EVENT	DATE
Submission to SEC, CVM, NYSE and BM&F Bovespa.	04/30/2014

Quarterly Information – Consolidated Financial Statements – BR GAAP/IFRS

EVENT	DATE
Submission to BM&F Bovespa and CVM
Referring to 1st quarter of 2014	04/29/2014
Referring to 2nd quarter of 2014	07/31/2014
Referring to 3rd quarter of 2014	11/04/2014

Quarterly Information – Consolidated Financial Statements in English – BR GAAP/IFRS

EVENT	DATE
Submission to SEC, NYSE and accessible to stockholders
- Referring to 1st quarter of 2014	04/29/2014
- Referring to 2nd quarter of 2014	07/31/2014
- Referring to 3rd quarter of 2014	11/04/2014

Extraordinary Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – 02/15/2014, 02/18/2014 e 02/19/2014 Valor Econômico 02/17/2014, 02/18/2014 e 02/19/2014
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders	02/14/2014
General Shareholders’ Meeting	03/18/2014
Submission of the Minutes of the General Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	03/18/2014
EVENT	DATE
Publication of the Call Notice	DOESP – 05/08/2014, 05/09/2014 e 05/10/2014 Valor Econômico 05/08/2014, 05/09/2014 e 05/12/2014
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders	05/07/2014
General Shareholders’ Meeting	06/09/2014
Submission of the Minutes of the General Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	06/09/2014

Annual and General Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – March 29th and April 1st and 2nd, 2014 Valor Econômico – March 31st and April 1st and 2nd, 2014
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal.	03/28/2014
General Shareholders’ Meeting	04/30/2014
Submission of the Minutes of the General Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	04/30/2014

Board of Directors’ Meeting

EVENT	DATE

Board of Directors’ Meeting Analyze, discuss and resolve on (i) the issuance abroad of instruments eligible for inclusion in Tier I and Tier II of Santander’s regulatory capital [patrimônio de referência] (“Notes”) pursuant to CMN Resolution No. 4192 of March 1, 2013, as amended (“CMN Resolution 4192/13”), in the amount in US dollars equivalent to six billion Brazilian Reais (R$ 6,000,000,000.00), according to F-3ASR Registration Statement filed with the U.S. Securities and Exchange Commission – SEC (“Notes Program”), within the context of the plan for optimizing the composition of Santander’s regulatory capital, as disclosed in the Material Fact dated September 26, 2013; and (ii) the execution, delivery and performance of all documents to which Santander is a party and/or which are signed by or on behalf of Santander in relation to the issuance of Notes.

01/14/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	01/14/2014
EVENT	DATE

Board of Directors’ Meeting: (a)  To acknowledge of the activities conducted by the Audit Committee of the Company, as well as their interactions with the Company internal areas and the internal and the independent auditors of the Company and its main points of the attention resulting from meetings and contained in the Report of the Audit Committee for the Company’s Financial Statements for the fiscal year ended on December 31,2013; (b)  To approve the information of the fourth quarter of the year of 2013 and the Company´s Financial Statements, related to the half of the fiscal year ended in December 31,2013, followed by the Management Report, the balance sheet, the statements of profit and loss, independent auditor´s opinion, and the Report of the Audit Committee; (c) To approve the Tax Credit Realization Technical Study, related to the half of the fiscal year ended in December 31, 2013; (d)  To know the leaving of Mrs. Luciane Ribeiro, Executive Officer and of Mr. Pedro Paulo Longuini, Vice-President Executive Officer of the Company; and (e) To elect Mr. Mário Adolfo Libert Westphalen, as Company’s Officer without specific designation.

01/29/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	01/29/2014
EVENT	DATE

Board of Directors’ Meeting: (a)  To propose to the Shareholders Meeting the global remuneration of the Officers and Audit Committee’s members; (b)  To approve the Ombudsman Report related to the second semester of 2013 and the corrective measures as a result of complaints received, for purposes of sections V and VI of Article 33 of the Company’s Bylaws and of sections V and VI of Article 2 of Resolution # 3849 of March 25, 2010, issued by the National Monetary Council; (c) To acknowledge and to approve the policy and strategies of the Company in order to make sure that they are able to maintain appropriate and enough liquidity ratios, pursuant to the Resolution CMN #4090, of May 24, 2012, as well as the report with the structure and management of the liquidity ratios; and  (d) To know the economics-financials results of the Company relative to January, 2014.

02/26/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	02/26/2014
EVENT	DATE
Board of Directors’ Meeting: Approve the election of the members of the Company’s Audit Committee for a new term of office.	03/18/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	03/18/2014
EVENT	DATE

Board of Directors’ Meeting: (a)  Approve the election of a new member of the Company’s Audit Committee; (b)  Elect a new member to compose the Company’s Board Executive Officers; (c)  To know the Report of the Nomination and Remuneration Committee related to the period ended on December 31, 2013, as well as the main activities of the Company’s Nomination and Remuneration Committee, pursuant to Resolution # 3.921/2010, issued by the National Monetary Council; (d)  To approve the Company´s Financial Statements by standard under IFRS, referred to the fiscal year ended on December 31, 2013; (e)  To know the economics-financials results of the Company relative to February, 2014; (f)  To propose to general meeting to change the term of payment of dividends and interest on equity regarding the year of 2013 to not more than one hundred and eighty (180) days as of the date it was stated by the Company’s Board of Directors, pursuant to item X and XVIII of article 17 of the Company´s Bylaws; (g)  To approve the allocation and payment of Company’s dividends; e (h)  To approve the Report containing the policies and strategies for operational risk management, pursuant to Resolution 2.554/98 and 3.380/06, both issued by the National Monetary Council.

03/26/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	03/26/2014
EVENT	DATE
Board of Directors’ Meeting: To approve the Company´s Financial Statements by standard under IFRS, referred to the fiscal year ended on December 31, 2013.	03/27/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	03/27/2014
EVENT	DATE

Board of Directors’ Meeting: (a)  Re-ratify the resolution approved at the Board of Directors Meeting of the Company held on March 26, 2014 at 10:30 a.m., specifically with respect to item "e" on the agenda, namely: "(e) To approve the allocation and payment of Company’s dividends", and (b)  Ratify the other decisions taken at that meeting.

03/28/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	03/28/2014
EVENT	DATE

Board of Directors’ Meeting: (a)  To know the economics-financials results of the Company relative to the first quarter of the year 2014; (b)  To approve the Financial Statements relative to the first quarter of the year 2014; (c)  To know the economics-financials results of the Company relative to March, 2014; (d)  To approve the SEC Form 20-F; (e)  To approve the report, policies and strategies to the management of market risk; (f)  To approve the report, policies and strategies to the management of credit risk; (g)  To approve the Report of Description of Capital Structure Management; (h)  To approve the Model of Management and Control of Operational Risks of Santander Brasil; and (i)  Approve the conduction of Mrs. Maria Eugenia Andrade Santos Lopez to the position of Executive Officer of the Company; (j)  To approve Variable Compensation Model to the fiscal year 2014; (k) To approve the Deferral Rule for fiscal year 2014; (l)  To approve the Global Long Term Incentives Plan – “Plan 2014-2016”; (m)  To approve the Local Long Term Incentives Plan – “Special Granting of Units – Plan 2014-2016”; and (n)  To approve the interests payment on the perpetual subordinated notes of Tier I (“Tier I Notes”) issued on January 29, 2014.

04/28/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	04/28/2014
EVENT	DATE

Examine, discuss and decide on the establishment, in accordance with articles 14 , § 6° and 17, XXIX of the Company's Bylaws, of the independent special committee ("Special Independent Committee") responsible for advising the Board of Directors to review and prepare manifestation on the voluntary exchange offer ("Exchange Offer") of certificates of deposit of shares ("Units") or common shares or preferred shares of the Company by Brazilian Depositary Receipts (“BDR”) or American Depositary Shares ("ADSs") representing common shares of Banco Santander, S.A. ("Santander Spain"), according to the intention to carry the Exchange Offer manifested by Santander Spain and widely disseminated to the market through the Relevant Fact Notice of the Company dated as of April 29, 2014.

04/30/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	04/30/2014
EVENT	DATE

Board of Directors’ Meeting to deliberate about: (a)  the submission of the list of three specialized firms which will present to Santander proposals for elaborating an appraisal report on the economic value of the Company and of Banco Santander S.A. (“Santander Spain”), in connection with the voluntary exchange offer (“Exchange Offer”) of Units, common or preferred shares issued by the Company, for Brazilian Depositary Receipts (“BDRs”) or American Depositary Shares (“ADSs”), representing common shares issued by Santander Spain, and the subsequent exit of the Company from the Level 2 special listing segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) (“Level 2”), to be submitted to the approval of the Company’s Shareholders Meeting; (b)  the submission to the shareholders of the Company of the appraisal report prepared by Goldman Sachs do Brasil Banco Múltiplo S.A. (“Goldman Sachs”), as per Santander Spain’s request, which was delivered to the Board of Directors of the Company by Santander Spain; and (c)  the call of an Extraordinary Shareholders Meeting of the Company in order to deliberate about the exit of the Company from the aforementioned Level 2, if the Exchange Offer is implemented, as well as about other issues mentioned in items (a) and (b) above.

05/07/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	05/07/2014
EVENT	DATE

Board of Directors’ Meeting to deliberate about: Re-ratify the Minutes of the Board of Directors Meeting of the Company, held at 9:30 a.m. on March 26, 2014, specifically, to appear in terms that after Mr. Graham Charles Nye takes office of the post of technical member qualified of the Audit Committee, the current technical member qualified, Mrs. Elidie Palma Bifano, will remain on the Company´s Audit Committee, as a member.

05/15/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	05/15/2014
EVENT	DATE

Board of Directors’ Meeting to deliberate about: (a)  To acknowledge of the activities conducted by the Audit Committee of the Company, as well as their interactions with the Company internal areas and the internal and the independent auditors of the Company and its main points of the attention resulting from meetings and contained in the Report of the Audit Committee for the Company’s Financial Statements for the fiscal year ended on December 31,2013; (b)  To approve the information of the fourth quarter of the year of 2013 and the Company´s Financial Statements, related to the half of the fiscal year ended in december 31,2013, followed by the Management Report, the balance sheet, the statements of profit and loss, independent auditor´s opinion, and the Report of the Audit Committee; (c) To approve the Tax Credit Realization Technical Study, related to the half of the fiscal year ended in December 31, 2013; and (d)  To know the leaving of Mrs. Luciane Ribeiro, Executive Officer and of Mr. Pedro Paulo Longuini, Vice-President Executive Officer of the Company.

05/28/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	05/28/2014
EVENT	DATE

Board of Directors’ Meeting: (a)  To approve the representation of the SEC Form 20-F; and (b)  To approve the representation of the Company´s Financial Statements, related to the half of the fiscal year ended in December 31, 2013 as well as the Financial Statements relative to the first quarter of the year 2014.

06/18/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	06/18/2014
EVENT	DATE

Board of Directors’ Meeting: (a)  To approve the proposal for declaration of Interim Dividends; (b)  To know the economics-financials results of the Company relative to June, 2014; and (c) To approve the adjustment of the Long Term Incentive Program – ILP due to operation Optimization Capital.

06/25/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	06/25/2014
EVENT	DATE

Board of Directors’ Meeting: Re-ratify the declaration of Interim Dividends, to contain the correct value of the number of shares per one thousand (1,000) Units, as approved by the Board of Directors of the Company on June 25, 2014 at 9:00 a.m.

06/26/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	06/26/2014
EVENT	DATE

Board of Directors’ Meeting: To examine, discuss and decide in respect on the remuneration of the members of the Special Independent Committee established in accordance with §6º of Article 14, and XXIX of Article 17 of the Bylaws of the Company, the Board of Directors meeting held on April 30, 2014, responsible for advising the Board of Directors to review and prepare manifestation on the voluntary exchange offer certificates of deposit of shares (“Units”) or common shares or preferred shares of the Company by Brazilian  Depositary Receipts (BDRs) or American Depositary Shares (“ADSs”) representing commom shares of Banco Santander, S.A., all as approved at the meeting of the Board of Directors.

07/01/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	07/01/2014
EVENT	DATE

Board of Directors’ Meeting: (a) To acknowledge the activities conducted by the Audit Committee of the economic-financial conglomerate Santander in Brazil, as well as their interactions with the Company internal areas and the internal and the independent auditors of the Company and its main points of the attention resulting from meetings and contained in the Report of the Audit Committee for the Company’s Financial Statements related to the half of the fiscal year ended on June 30, 2014; (b) To approve the Company´s Financial Statements, related to the half of the fiscal year ended on June 30, 2014, by standard BRGAAP and by standard IFRS (International Financial Reporting Standards), as well as the documents that composes it, which means, the independent auditor´s opinion, and the Report of the Audit Committee; (c) To approve the Tax Credit Realization Technical Study, related to the half of the fiscal year ended on June 30, 2014; (d) To approve the amendment to the Company’s Audit Committee Bylaws; (e) To elect Mr. Álvaro Antônio Cardoso de Souza to be part of the Risk Committee, as coordinator, and to be part of the Special Independent Committee, as a member, according to favorable recommendation of the Nomination and Remuneration Committee; (f) To know the leaving of Mr. Marco Antônio Martins de Araújo Filho, Vice-President Executive Officer of the Company; (g) To acknowledge the Official Letter sent by BM&Bovespa (DRE 150 from July 25, 2014), related to the voluntary exchange offer of Units and actions to leave the Rules of Level 2 Corporate Governance.

07/30/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	07/30/2014
EVENT	DATE
Board of Directors’ Meeting	08/27/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	08/27/2014
EVENT	DATE
Board of Directors’ Meeting	09/24/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	09/24/2014
EVENT	DATE
Board of Directors’ Meeting	10/28/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	10/28/2014
EVENT	DATE
Board of Directors’ Meeting	11/26/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	11/26/2014
EVENT	DATE
Board of Directors’ Meeting.	12/17/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	12/17/2014

Quiet Period
EVENT	DATE
- Referring to 4th quarter of 2013	From 01/15/2014 to 01/29/2014
- Referring to 1st quarter of 2014	From 04/10/2014 to 04/28/2014
- Referring to 2nd quarter of 2014	From 07/16/2014 to 07/30/2014
- Referring to 3rd quarter of 2014	From 10/20/2014 to 11/03/2014

Earnings Release – BR GAAP / IFRS

EVENT	DATE
- Referring to 4th quarter of 2013	01/30/2014
- Referring to 1st quarter of 2014	04/29/2014
- Referring to 2nd quarter of 2014	07/31/2014
- Referring to 3rd quarter of 2014	11/04/2014

Conference Call and Webcast (in English and Portuguese)

EVENT	DATE
- Referring to 4th quarter of 2013	01/30/2014
- Referring to 1st quarter of 2014	04/29/2014
- Referring to 2nd quarter of 2014	07/31/2014
- Referring to 3rd quarter of 2014	11/04/2014

Public Meeting with Analysts and Shareholders

EVENT	DATE
Public Meeting with Analysts and Shareholders	02/19/2014 – Rio de Janeiro - RJ Salão Nobre – Centro de Convenções Bolsa de Valores do RJ Mercado Street, 10 – Downtown Time: 3:00 p.m. (Brasília’s time)
Public Meeting with Analysts and Shareholders	03/19/2014 – São Paulo – SP (Brazil) Santander Tower Presidente Juscelino Kubitschek Avenue, 2041 and 2235 – Block A Time: 10:00 a.m. (Brasilia’s Time)
Public Meeting with Analysts and Shareholders	08/26/2014 – Brasília – DF
Public Meeting with Analysts and Shareholders	08/27/2014 – Belo Horizonte – MG
Public Meeting with Analysts and Shareholders	11/12/2014 – Recife – PE
Public Meeting with Analysts and Shareholders	11/26/2014 – Porto Alegre – RS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 30, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer